FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

ENEL CHILE GROUP

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2017

(Amounts expressed in millions of Chilean Pesos)

•         Revenues of Enel Chile reached Ch$ 594,438 representing a 166% increase when compared with March 2016. This increase is due to the difference in the comparison basis. Enel Chile was legally incorporated on March 1st, 2016, therefore the first quarter figure includes one month of operations of the Company as Enel Chile in 2016 and three months of operations as Enel Chile in 2017.

•         EBITDA of Enel Chile reached Ch$ 169,139 million and represented a 184% increase equal to Ch$ 109,505 million. This increase is due to the difference in the comparison basis.

•         Operating income (EBIT) of Enel Chile amounted to Ch$ 129,458 million and represented a 180% increase equal to Ch$ 83,184 million. This increase is due to the difference in the comparison basis.

•         On February 7th, our subsidiary Enel Generación Chile S.A. sold its entire ownership share of Electrogas S.A. for a total Ch$ 115,083 million. This sale is part of the Group’s strategy to divest non-strategic assets.

•         Net income attributable to the shareholders of Enel Chile reached Ch$ 116,622 million. This figure represents a 211% increase equal to Ch$ 79,181 million and responds to the difference in the comparison basis.

•         Net financial debt at March 31th was US$ 740 million, solely related to our Generation Business.

• 1 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

SUMMARY BY BUSINESS

Generation

•         Net electricity generation amounted to 4,387 GWh. Hydroelectric generation reached 2,113 GWh,Thermal dispatch reached 2,247 GWh and eolic dispatch reached 27 GWh.

•         Physical sales reached 5,794 GWh, of which 4,442 GWh were sold to regulated customers.

•         EBITDA of the generation business amounted to Ch$ 129,017 million, and net income attributable to the controlling shareholders of Enel Generación Chile amounted to Ch$ 153,636 million.

•         On February 7, 2017, our subsidiary Enel Generación Chile S.A. sold its entire ownership share of Electrogs S.A. for Ch$ 115,083 million, registering a Ch$ 104,902 million profit. This sale is part of the Group’s strategy to divest non-strategic assets.

Physical Data

1st Quarter 2017
Total Sales (GWh)	5,794
Total Generation (GWh)	4,387

Distribution

•         Physical sales reached 4,011 GWh. Of this figure, residential customer sales amounted to 1,041 GWh, commercial customers to 1,419 GWh and industrial and other customers, the remaining amount.

•         A total 1,839,687 customers were served, and annual energy losses reached 5.1%.

Physical Data

1st Quarter 2017
Total Sales (GWh)	4,011
Customers	1,839,687

• 2 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

FINANCIAL SUMMARY

➢  Liquidity available to Enel Chile is composed of the following:

•         Cash and cash equivalents: US$ 536 million.

•         Undrawn committed credit lines: US$ 314 million.

➢  The nominal average interest rate of Enel Chile’s debt as of March 2017 was 6.3%.

➢  Hedging and mitigating risk:

To mitigate the risks associated with exchange rate variations, Enel Chile has established policies and procedures to protect its financial statements against exchange rate volatility.

Enel Chile’s exchange rate hedging policy states that there should be a balance between the currencies of each company’s operations and the currency of its debt. Therefore Enel Chile has cross currency swap and forward contracts which amount to US$ 785 million and US$ 288 million respectively.

• 3 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

RELEVANT INFORMATION TO THE ANALYSIS OF THE CURRENT FINANCIAL STATEMENTS

On December 18th, 2015, the Extraordinary Shareholders Meeting of Enersis Chile S.A. approved the spin-off of the Company, subject to complying with certain conditions precedent, which took place on March 1, 2016. As of that date, a new publicly traded company named Enersis Chile S.A. was incorporated and was assigned the equity interests, assets, and liabilities owned by Enersis S.A. in Chile.

On October 4, 2016, the Extraordinary Shareholders Meetings of Enersis Chile, Endesa Chile and Chilectra approved changing these companies’ names to Enel Chile S.A., Enel Generación Chile S.A., and Enel Distribución S.A., respectively. These new names became effective legally on October 18th, 2016, by modifying the bylaws of each one of these companies.

For further information, see note 2.1 of the financial statements of Enel Chile S.A. as of March 31st, 2017.

MARKETS IN WHICH ENEL CHILE S.A. OPERATES

Generation business

Our generation business is carried out by our subsidiary Enel Generación Chile S.A. We own and operate 111 generation units in Chile through our subsidiaries Enel Generación Chile, Pehuenche, and Gas Atacama, which, combined, as of March 31st, 2017 have 6,351 MW installed capacity. Of this total, 38 are hydroelectric units with 3,465 MW installed capacity, 22 are thermal units that operate using gas, coal and fuel oil and together total 2,809 MW installed capacity and 51 are wind generation units with 78 MW installed capacity.

Our power plants are all connected to the Central Interconnected Grid (“SIC” in its Spanish acronym), except for two Central Tarapaca thermal units and six Gas Atacama thermal units which are connected to the Norte Grande Interconnected Grid (“SING” in its Spanish acronym).

The following charts summarize the information of our generation business segment:

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Mar-17	mar-16(*)	Mar-17	mar-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	5,794	2,094	34.3%	35.2%
Total		5,794	2,094

(*) Refers to the one month period ended March 31st,2016, date in which the new entity Enel Chile was incorporated and as disclosed to the Superintendence of Securities and Insurance (SVS in its Spanish acronym).

The following charts summarize the comparative data for three months of 2017 and 2016:

• 4 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Company	Markets in which participates	Energy Sales		Market share
		(GWh)%
		Mar-17	mar-16(*)	Mar-17	mar-16(*)
Enel Generación Chile S.A.	SIC & SING Chile	5,794	6,025	34.3%	35.2%
Total		5,794	6,025

(*) Refers to the three-month period ended March 31st, 2016, for comparative purposes.

Distribution business

Our distribution business is carried out by our subsidiary Enel Distribución Chile S.A.

Enel Distribución Chile is one of the largest electricity distribution companies in Chile, in terms of the number of regulated customers, distribution assets, and electricity sales. It operates in a 2,105 square kilometer concession area. The Chilean Government granted the concession agreement to transmit and distribute electricity for an unlimited period in 33 districts of the Metropolitan Region. Its service area, from the perspective of Chilean tariffs, is considered to be primarily a densely populated area.

The following charts summarize the information of our distribution business segment:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Mar-17	mar-16(**)	Mar-17	mar-16(**)	Mar-17	mar-16(**)	Mar-17	mar-16(**)
Enel Distribucion Chile (*)	4,011	1,308	5.1%	5.0%	1,840	1,790	2,717	2,671
Total	4,011	1,308	5.1%	5.0%	1,840	1,790	2,717	2,671

(*) Includes sales to final customers and tolls.

(**) Refers to the one month period ended March 31, 2016, beginning March 1, 2016, date in which the new entity Enel Chile was incorporated and as disclosed to the Superintendence of Securities and Insurance (SVS in its Spanish acronym).

The following charts summarize the comparative data for three months of 2017 and 2016:

	Energy Sales		Energy Losses		Clients		Clients/Employees
	(GWh) (*)		(%)		(thousand)
	Mar-17	mar-16(**)	Mar-17	mar-16(**)	Mar-17	mar-16(**)	Mar-17	mar-16(**)
Enel Distribucion Chile (*)	4,011	3,939	5.1%	5.0%	1,840	1,790	2,717	2,671
Total	4,011	3,939	5.1%	5.0%	1,840	1,790	2,717	2,671

(*) Includes sales to final customers and tolls.

(**) Refers to the three-month period ended March 31st, 2016, for comparative purposes.

• 5 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The following chart shows the electricity sales revenue per business segment and customer type:

Energy Sales Revenues
Revenues by business and type of customers
(Figures in Million Ch$)

COUNTRY	Chile		Adjustments		Total
	Mar-17	mar-16(*)	Mar-17	mar-16(*)	Mar-17	mar-16(*)

Energy Sales Revenues

Generation:	350,009	131,039	(91,004)	(34,895)	259,005	96,144
Regulated customers	277,775	103,544	(91,004)	(34,895)	186,771	68,649
Non regulated customers	58,541	21,090	-	-	58,541	21,090
Spot market	13,693	6,405	-	-	13,693	6,405
Other Clients	-	-	-	-	-	-

Distribution:	283,950	103,994	(649)	(137)	283,301	103,857
Residential	100,495	35,184	(396)	(137)	100,099	35,047
Commercial	97,997	35,644	-	-	97,997	35,644
Industrial	53,481	21,445	-	-	53,481	21,445
Other	31,977	11,721	(253)	-	31,724	11,721
Less: Consolidation adjustments	(91,653)	(35,032)	91,653	35,032	-	-

Total Energy sales	542,306	200,001	-	-	542,306	200,001

Million chilean pesos variation in Ch$ and %	342,305	271.15%	-		342,305	271.15%

(*) Refers to the one month period ended March 31st, 2016, beginning March 1st, 2016, date in which the new entity Enel Chile was incorporated and as disclosed to the Superintendence of Securities and Insurance (SVS in its Spanish acronym).

• 6 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

FINANCIAL STATEMENT ANALYSIS

1.    Income Statement Analysis

Net income attributable to the controlling shareholders of Enel Chile as of March 31, 2017, was Ch$ 116,622 million. This amount represents a 211.5% increase when compared to the period of last year in which the figure amounted to Ch$ 37,441 million due to the difference in the basis for comparison (three month in 2017 versus 1 month in 2016).

The following chart compares the figure of each item of the Income Statement as of March 1, 2017 and 2016:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-17	mar-16(**)	Change	% Change

REVENUES	594,438	223,457	370,981	166.0%
Sales	586,637	221,955	364,682	164.3%
Other operating revenues	7,801	1,502	6,299	419.4%
PROCUREMENT AND SERVICES	(369,622)	(143,308)	(226,314)	157.9%
Energy purchases	(206,050)	(79,516)	(126,534)	159.1%
Fuel consumption	(84,222)	(38,133)	(46,089)	120.9%
Transportation expenses	(48,255)	(13,891)	(34,364)	247.4%
Other variable procurement and service cost	(31,095)	(11,767)	(19,328)	164.3%
CONTRIBUTION MARGIN	224,816	80,151	144,665	180.5%
Other work performed by entity and capitalized	3,277	901	2,376	263.7%
Employee benefits expense	(32,774)	(11,263)	(21,511)	191.0%
Other fixed operating expenses	(26,180)	(10,155)	(16,025)	157.8%
GROSS OPERATING INCOME (EBITDA)	169,139	59,634	109,505	183.6%
Depreciation and amortization	(38,277)	(12,851)	(25,426)	197.9%
Reversal of impairment profit (impairment loss) recognized in profit or loss	(1,404)	(509)	(895)	175.8%
OPERATING INCOME	129,458	46,275	83,184	179.8%
NET FINANCIAL EXPENSE	(4,178)	6,345	(10,523)	(165.9%)
Financial income	4,993	2,471	2,522	102.1%
Financial costs	(13,141)	(6,217)	(6,924)	111.4%
Gain (Loss) for indexed assets and liabilities	(91)	166	(257)	(154.8%)
Foreign currency exchange differences, net	4,061	9,925	(5,864)	(59.1%)
OTHER NON-OPERATING RESULTS	104,206	1,177	103,029	8753.5%
Income from other investments	104,902	-	104,902	-
Other Profit (Loss) related to Sale of Assets	-	31	(31)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	(696)	1,146	(1,842)	(160.7%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	229,486	53,797	175,689	326.6%
Income Tax	(50,564)	1,826	(52,390)	(2869.1%)
NET INCOME	178,922	55,623	123,299	221.7%
Shareholders of the parent company	116,622	37,441	79,181	211.5%
Non-controlling interest	62,300	18,182	44,118	242.7%

Earning per share (Ch$ /share)*	2.38	0.76	1.61	211.5%

(*) As of March 31, 2017 the average number of paid and subscribed shares was 49,092,772,762

(**) Refers to the one month period ended March 31st, 2016, beginning March 1st,2016, date in which the new entity Enel Chile was incorporated.

On March 1, 2016 Enersis Chile S.A. was legally incorporated, once the Extraordinary Shareholders Meeting of Enersis Chile S.A. approved the spin-off of the Company between Enersis Chile and Enersis Américas. Therefore, the financial information in this report should include only one month of 2016. Given those above, and to offer a better explanation for the performance of the Company and also for financial statement analysis purposes, the figures presented will be proforma, compared with the figures for the three month period ended March 31st, 2016.

• 7 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The following chart compares the figure of each item of the Income Statement as of March 1st, 2017 and 2016 to explain the relevant changes of the figures during each period:

CONSOLIDATED INCOME STATEMENT (Million Ch$)	Mar-17	mar-16(**)	Change	% Change

REVENUES	594,438	629,763	(35,325)	(5.6%)
Sales	586,637	625,687	(39,050)	(6.2%)
Other operating revenues	7,801	4,076	3,725	91.4%
PROCUREMENT AND SERVICES	(369,622)	(379,978)	10,356	(2.7%)
Energy purchases	(206,050)	(235,351)	29,301	(12.5%)
Fuel consumption	(84,222)	(72,927)	(11,295)	15.5%
Transportation expenses	(48,255)	(51,230)	2,975	(5.8%)
Other variable procurement and service cost	(31,095)	(20,470)	(10,625)	51.9%
CONTRIBUTION MARGIN	224,816	249,785	(24,969)	(10.0%)
Other work performed by entity and capitalized	3,277	4,218	(941)	(22.3%)
Employee benefits expense	(32,774)	(27,362)	(5,412)	19.8%
Other fixed operating expenses	(26,180)	(29,177)	2,997	(10.3%)
GROSS OPERATING INCOME (EBITDA)	169,139	197,464	(28,325)	(14.3%)
Depreciation and amortization	(38,277)	(39,125)	848	(2.2%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(1,404)	(1,478)	74	(5.0%)
OPERATING INCOME	129,458	156,861	(27,403)	(17.5%)
NET FINANCIAL EXPENSE	(4,178)	3,600	(7,778)	(216.1%)
Financial income	4,993	5,512	(519)	(9.4%)
Financial costs	(13,141)	(16,248)	3,107	(19.1%)
Gain (Loss) for indexed assets and liabilities	(91)	434	(525)	(121.0%)
Foreign currency exchange differences, net	4,061	13,902	(9,841)	(70.8%)
OTHER NON-OPERATING RESULTS	104,206	2,471	101,735	4117.2%
Income from other investments	104,902	-	104,902	-
Other Profit (Loss) related to Sale of Assets	-	31	(31)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method	(696)	2,440	(3,136)	(128.5%)
Otther Non Operating revenues (expenses)
NET INCOME BEFORE TAXES	229,486	162,932	66,554	40.9%
Income Tax	(50,564)	(15,982)	(34,582)	216.4%
NET INCOME	178,922	146,950	31,972	21.8%
Shareholders of the parent company	116,622	99,787	16,835	16.9%
Non-controlling interest	62,300	47,163	15,137	32.1%

Earning per share (Ch$ /share)*	2.38	2.03	0.34	16.9%

(*) As of March 31, 2017 the average number of paid and subscribed shares was 49,092,772,762

(**) Refers to the three-month period ended March 31st, 2016, for comparative purposes.

EBITDA:

Revenue, operating costs, personnel and other expenses that determine our EBITDA, broken down by business segment for the three month period ended March 31, 2017 and 2016, are presented below:

• 8 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

EBITDA, by business segment
(Figures in Million Ch$)

	Mar-17	mar-16(*)	Change	% Change

Generation business	383,413	415,288	(31,875)	(7.7%)
Distribution business	318,619	325,375	(6,756)	(2.1%)
Less: consolidation adjustments and other activities	(107,594)	(110,900)	3,306	(3.0%)
Total Consolidated Revenues	594,438	629,763	(35,325)	(5.6%)

PROCUREMENT AND SERVICE COST
Generation businesses	(225,449)	(230,478)	5,029	(2.2%)
Distribution business	(252,066)	(261,916)	9,850	(3.8%)
Less: consolidation adjustments and other activities	107,893	112,416	(4,523)	(4.0%)
Total Consolidated Procurement and Services Costs	(369,622)	(379,978)	10,356	(2.7%)

GENERATION
Personnel Expenses	(11,597)	(10,911)	(686)	6.3%
Other expenses by nature	(17,350)	(16,547)	(803)	4.9%
Less: consolidation adjustments and other activities	-	-	-
Total Generation business	(28,947)	(27,458)	(1,489)	5.4%

DISTRIBUTION
Personnel Expenses	(11,951)	(8,096)	(3,855)	47.6%
Other expenses by nature	(12,612)	(12,232)	(380)	3.1%
Less: consolidation adjustments and other activities	(2,167)	(4,535)	2,368	(52.2%)
Total Distribution business	(24,563)	(20,328)	(4,235)	20.8%

EBITDA, by business segment
Generation	129,017	157,352	(28,335)	(18.0%)
Distribution	41,990	43,131	(1,141)	(2.7%)
Less: consolidation adjustments and other activities	(1,868)	(3,019)	1,151	(38.1%)

TOTAL CONSOLIDATED EBITDA	169,139	197,464	(28,325)	(14.3%)

(*) Considers three-month period ended March 31st, 2016, for comparative purposes.

Consolidated EBITDA of Enel Chile reached Ch$ 169,139 million as of March 31, 2017, which represents a 14.3% reduction when compared to the Ch$ 197,464 million registered in the same period of 2016.

• 9 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

EBITDA GENERATION BUSINESS

The EBITDA of our Generation Business Segment reached Ch$ 129,017 million as of March 31, 2017 representing a Ch$ 28,335 million reduction when compared to 2016.

The main variables, that explain this outcome, are described below:

ENEL GENERACIÓN CHILE

Revenues for the first quarter of 2017 amounted to Ch$ 383,413 million, decreasing Ch$ 31,875 million, a 7.7% reduction when compared to the same period of the previous year, mainly due to the following:

-          A Ch$ 40,352 million decline in electricity sales due to lower physical sales (-232 GWh) mainly to regulated customers (-408 GWh) and spot sales (-162 GWh); and a lower average sales price offset by an increase in physical sales to non-regulated customers (+339 GWh).

The abovementioned is partially compensated by:

-          A Ch$ 4,333 million increase in gas sales.

-          A Ch$ 4,674 million increase in other operating revenue, mainly commodity derivatives revenues for Ch$ 6,242 million offset by lower lawsuit related revenue for Ch$ 2,061 million.

Operating costs reached Ch$ 225,449 million for the three-month period ended March 31, 2017, decreasing Ch$ 5,029 million due to the following:

-          A Ch$ 18,159 million reduction in energy purchases, as a consequence of lower physical purchases (-360 GWh) partly offset by a higher average purchase price.

-          A Ch$ 6,686 million reduction in transportation and other services costs.

The aforementioned is partially compensated by the following:

A Ch$ 13,494 million increase in fuel consumption primarily due to greater thermal generation resulting from lower hydroelectricity dispatch as a consequence of the drought that has affected the southern part of Chile.

A Ch$ 6,321 million increase in other variable procurement and services costs mainly due to a Ch$ 1,075 million increase in commodity derivative costs. Also, higher costs related to the agreement with AES Gener that allows the Nueva Renca combined-cycle to use the available LNG to Enel Generation Chile, which amounted to Ch$ 1,213 million; and the thermal emissions tax cost for Ch$ 5,206 million. These effects were offset by lower water purchases for the San Isidro I and II power plants for Ch$ 653 million.

• 10 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Personnel costs amounted to Ch$ 11,597 million for the three month period ended March 31, 2017, a Ch$ 686 million increase due to inflation adjustment of salaries, according to unions agreements currently in force.

Other expenses reached Ch$ 17,350 million for the three month period ended March 31, 2017, a Ch$ 803 million increase, mainly explained by consultants and other professional outsourced services.

EBITDA DISTRIBUTION BUSINESS

The EBITDA of our Distribution Business Segment reached Ch$ 41,990 million as of March 31, 2017, which represents a Ch$ 1,141 million reduction when compared to 2016. The main variables, that explain such outcome, are described below:

ENEL DISTRIBUCIÓN CHILE:

Revenue amounted to Ch$ 318,619 million, a Ch$ 6,756 million reduction, equivalent to 2.1%, due to lower sales to industrial customers.

Operating costs reached Ch$ 252,066 million, a Ch$ 9,850 million reduction due to i) lower energy and capacity purchases to generators for Ch$ 6,314 million, and (ii) better average node bidding prices among distribution companies for Ch$ 4,978 million. Additionally, fines and compensation to customers amounted to Ch$ 1,382 million. All those above were offset by a Ch$ 2,874 million increase in sub-transmission tolls.

Personnel costs amounted to Ch$ 11,951 million, a Ch$ 3,855 million increase, primarily due to extraordinary non-recurrent employee bonuses related to the new collective bargaining process carried out with the Company’s unions.

Other expenses reached Ch$ 12,612 million as of March 31, 2017, a Ch$ 380 million increase due and higher expenses on other outsourced services.

• 11 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The following table summarizes the Enel Chile Group EBITDA, depreciation, amortization and impairment expenses and EBIT broken down by business segment for the quarter ended March 31, 2017.

	3 months ended March 31, 2017			3 months ended March 31, 2016 (*)
Business Segment	EBITDA	Depreciation, Amortization and Impairments	EBIT	EBITDA	Depreciation, Amortization and Impairments	EBIT
	(Figures in million Ch$)			(Figures in million Ch$)

Generation
Enel Generación Chile	129,017	(30,137)	98,880	157,353	(32,420)	124,933
Total Generation business	129,017	(30,137)	98,880	157,353	(32,420)	124,933

Distribution
Enel Distribución Chile	41,990	(9,861)	32,129	43,131	(8,901)	34,230
Total Distribution business	41,990	(9,861)	32,129	43,131	(8,901)	34,230
Less: consolidation adjustments and other activities	(1,868)	317	(1,551)	(3,020)	718	(2,302)
TOTAL CONSOLIDATED	169,139	(39,681)	129,458	197,464	(40,603)	156,861

(*) Refers to the three-month period ended March 31st, 2016, for comparative purposes.

Depreciation, Amortization and Impairment

Depreciation and amortization amounted to Ch$ 39,681 million, equal to a Ch$ 922 million reduction when compared to the previous year mainly as a consequence of Enel Generación Chile changing the useful life of certain Property, Plant, and Equipment assets applicable from 2017 on, amounting to Ch$ 3,140 million. This effect was offset by an increase in depreciation related to Ch$ 2,218 million in investments that became operational in both the generation and distribution business segments.

The following chart presents the consolidated non-operating income for the quarter ended March 31, 2017:

• 12 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

NON OPERATING INCOME
3 months ended March 31, 2017
(Figures in Million Ch$)

	Mar-17	mar-16(*)	Change	% Change

Financial Income
Enel Generación Chile and subsidiaries	1,159	389	770	197.9%
Enel Distribución Chile and subsidiaries	2,904	3,604	(700)	(19.4%)
Other subsidiaries non related with generation and distribution business	2,286	1,651	635	38.5%
Less: consolidation adjustments	(1,356)	(131)	(1,225)	935.1%
Total Financial Income	4,993	5,512	(519)	(9.4%)
Financial Costs
Enel Generación Chile and subsidiaries	(12,618)	(14,146)	1,528	(10.8%)
Enel Distribución Chile and subsidiaries	(1,112)	(1,952)	840	(43.0%)
Other subsidiaries non related with generation and distribution business	(767)	(280)	(487)	173.9%
Less: consolidation adjustments	1,356	131	1,225	935.1%
Total Financial Costs	(13,141)	(16,248)	3,107	(19.1%)
Foreign currency exchange differences
Enel Generación Chile and subsidiaries	4,209	14,037	(9,828)	(70.0%)
Enel Distribución Chile and subsidiaries	(116)	(119)	3	(2.5%)
Other subsidiaries non related with generation and distribution business	(32)	(17)	(15)	88.2%
Total Foreign currency exchange differences	4,061	13,902	(9,841)	(70.8%)
Gain (Loss) for indexed assets and liabilities (1)
Enel Generación Chile and subsidiaries	(135)	194	(329)	(169.6%)
Enel Distribución Chile and subsidiaries	39	200	(161)	(80.5%)
Other subsidiaries non related with generation and distribution business	5	39	(34)	(87.2%)
Total Gain (Loss) for indexed assets and liabilities	(91)	434	(525)	(121.0%)
Total Net Financial Income	(4,178)	3,600	(7,778)	(216.1%)

Other Profit (Loss) related to Sale of Assets
Enel Generación Chile and subsidiaries	104,902	-	104,902	-
Enel Distribución Chile and subsidiaries	-	-	-	-
Less: consolidation adjustments	-	-	-	-
Total Other Profit (Loss) related to Sale of Assets	104,902	-	104,902	-

Other Profit (Loss)
Enel Generación Chile and subsidiaries	-	-	-	-
Enel Distribución Chile and subsidiaries	-	33	(33)	(100.0%)
Less: consolidation adjustments	-	(2)	2	(100.0%)
Total Other Profit (Loss)	-	31	(31)	(100.0%)
Share of profit (loss) of associates accounted for using the equity method
Enel Generación Chile and subsidiaries	(696)	2,452	(3,148)	(128.4%)
Enel Distribución Chile and subsidiaries	-	-	-	0.0%
Other subsidiaries non related with generation and distribution business	-	(12)	12	(100.0%)
Total Share of Profit (Loss) of associates accounted for using the equity method	(696)	2,440	(3,136)	(128.5%)

Total Other Profit (Loss) accounted in Non Operating Income	(696)	2,471	(3,167)	(128.2%)

Net Income Before Taxes	229,486	162,932	66,554	40.9%
Income Tax
Enel Generación Chile and subsidiaries	(42,066)	(13,436)	(28,630)	213.1%
Enel Distribución Chile and subsidiaries	(9,703)	(3,321)	(6,382)	192.2%
Other subsidiaries non related with generation and distribution business	1,205	775	430	55.5%
Total Income Tax	(50,564)	(15,982)	(34,582)	216.4%
Net Income	178,922	146,950	31,972	21.8%

Net Income attributable to owners of parent	116,622	99,787	16,835	16.9%
Net income attributable to non-controlling interest	62,300	47,163	15,137	32.1%

(*) Refers to the three-month period ended March 31st, 2016, for comparative purposes.

Financial Result

• 13 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The financial result as of March 31, 2017 reached Ch$ 4,178 million, which represents a Ch$ 7,778 million reduction when compared to the Ch$ 3,600 million booked in 2016. This outcome is primarily explained by the following:

A Ch$ 519 million reduction of Financial Income related to customer refinancing and payment arrangements.

A Ch$ 3,107 million reduction of Financial Expense, mainly related with Enel Generación Chile due to lower interest on structured loans and trade accounts amounting to Ch$ 1,448 million with Enel Américas. Also lower interest on bank loans and bonds amounting to Ch$ 587 million responding to the lower level of average debt in 2017, in addition to the impact of financial hedging and Ch$ 213 million in lower bank fee expenses.

A Ch$ 525 million reduction of Income related to indexation, primarily related to financial assets and liabilities recorded in U.F.

A Ch$ 9,841 million reduction of income from Positive exchange differences mainly as a consequence of the Ch$ 10,090 million positive exchange differences on Enel América’s structured debt.

Other Non-operating Results

The income from companies accounted for using the equity method reached Ch$ 696 million, which includes the negative results from Hidroaysen and Enel Argentina amounting to Ch$ 901 million and Ch$ 22 million respectively. Those above were partially compensated by the positive results of Ch$ 84 million from GNL Chile, and Ch$ 145 million from Transquillota.

Income from other investments amounted to Ch$ 104,902 million mainly explained by the net profit from the sale of all Electrogas shares amounting to Ch$ 104,902 million equal to the difference between the Ch$ 115,083 million sale price and the Ch$ 10,181 million book value of the investment.

Corporate Taxes

Corporate income taxes reached Ch$ 50,564 million mainly due to the effective tax rate applied to the positive operating income of subsidiaries Enel Generación Chile, and its subsidiaries, and Enel Distribución Chile and its subsidiaries, and additionally the Ch$ 27,548 million tax expense booked related to the sale of Electrogas shares.

• 14 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

BALANCE SHEET ANALYSIS

Assets			Change	Change
	Mar-17	Dec-16		%
	(Million Ch$)

Current Assets	942,454	853,534	88,920	10.4%
Non current Assets	4,532,365	4,532,184	181	0.0%
Non-current Assets classified as held for sale	-	12,993	(12,993)	(100.0%)

Total Assets	5,474,819	5,398,711	76,108	1.4%

Total assets of the Company as of March 31, 2017, increased Ch$ 76,108 million when compared to total assets as of December 31, 2016, mainly as a consequence of the following:

➢  Current Assets increased Ch$ 88,920 million as of March 31, 2017. The variations in the main categories are presented below:

•         Cash and cash equivalents increase Ch$ 109,879 million, explained by the sale of the interest in Electrogas for Ch$ 115,083 million.

o   Current trade accounts receivables and other accounts receivables decrease Ch$ 20,634 million, mainly due to greater distribution business customer collections for Ch$ 8,925 million, resulting from greater collections during the period for Ch$ 7,224 million. Also lower energy and capacity sales provisions related to the decree on average node price (PNP in its Spanish acronym) and average short-term node price (PNCP in its Spanish acronym) pending to be applied, for a total Ch$ 2,904 million. Also, Ch$ 10,923 million from the generation business as a consequence of greater industrial customer collections.

o   Current related party accounts receivables decrease Ch$ 22,641 million, as a consequence of receiving payment of trade accounts receivables to i) Enel Trade SpA for Ch$ 15,627 million, and ii) GNL Chile for Ch$ 7,421 million.

•         Inventories increase Ch$ 9,164 million, primarily greater gas purchases by Enel Generación Chile for Ch$ 10,621 million.

•         Current tax assets increase Ch$ 8,454 million, mainly monthly interim corporate income tax payments for Ch$ 18,290 million offset by tax credits related to losses for Ch$ 9,840 million.

•         Non-current assets or a group of assets classified as held for sale or to be distributed to shareholders declined amounting to Ch$ 12,993 million due to the sale of the interest in Electrogas S.A.

• 15 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

➢  Non-Current Assets increase Ch$ 181 million as of March 31, 2017, broken down in the following categories.

•         Other non-current financial assets increase Ch$ 1,786 million, mainly derivative and hedging instruments for Ch$ 1,864 million.

•         Non-current trade accounts receivables and other non-current accounts receivables increase Ch$ 489 million, mainly long-term leasing receivables of our subsidiary Enel Distribución Chile.

•         Investments accounted for using the equity method increase Ch$ 1,125 million, mainly the capital contribution to Centrales Hidroeléctricas de Aysén S.A. for Ch$ 1,836 million offset by the Ch$ 695 million net loss for the period of our associate companies.

•         Intangible assets other than goodwill decrease Ch$ 1,568 million due to the increase in software programs for Ch$ 2,764 million offset by the Ch$ 4,106 million reduction in Other Identifiable Intangible Assets and a Ch$ 226 million reduction in Easements and Water rights.

•         Property, plants and equipment decline Ch$ 3,401million, mainly due to i) an increase in new investments for Ch$ 36,004 million, ii) Depreciation for Ch$ 36,853 million, iii) Asset retirement for Ch$ 27 million, and iv) negative impact of other fixed assets for Ch$ 2,525 million.

•         Deferred tax assets increase Ch$ 1,246 million, mainly an increase in the balance of deferred taxes related to losses.

• 16 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Liabilities and Equity			Change	Change
	Mar-17	Dec-16		%
	(Million Ch$)

Current Liabilities	669,119	757,247	(88,128)	(11.6%)
Non Current Liabilities	1,169,175	1,178,471	(9,296)	(0.8%)
Total Equity	3,636,525	3,462,993	173,532	5.0%
attributable to owners of parent company	2,876,785	2,763,391	113,394	4.1%
attributable to non-controlling interest	759,740	699,602	60,138	8.6%

Total Liabilities and Equity	5,474,819	5,398,711	76,108	1.4%

Total liabilities and equity of the Company as of March 31, 2017 increased Ch$ 76,108 million when compared to total liabilities and equity as of December 31, 2016, mainly due to the following:

➢  Current liabilities decrease Ch$ 88,128 million. The variations in the main categories are presented below:

•         Other current financial liabilities increase Ch$ 7,457 million, due to loans accruing interest for Ch$ 2,820 million and hedging derivatives and other derivatives for Ch$ 4,637 million.

•         Trade accounts payable and other accounts payable decrease Ch$ 129,931 million, mainly due to the reduction of i) accounts payable to energy suppliers for Ch$ 19,004 million; ii) accounts payable for goods and services for Ch$ 53,161 million; iii) dividends payable to third parties for Ch$ 40,363 million, and iv) personnel accounts payable for Ch$ 11,507 million.

Related party accounts payable increase Ch$ 1,938 million, mainly due to an increase in accounts payable for gas purchases from GNL Chile for Ch$ 24,567 million offset by lower dividends payable to Enel Iberoamerica for Ch$ 22,586 million.

•         Current tax liabilities increase Ch$ 32,387 million, mainly income tax provisions for Ch$ 32,387 million.

➢  Non-Current Liabilities decrease Ch$ 9,296 million as of March 31, 2017, which is explained within the following categories:

Other non-current financial liabilities decrease Ch$ 10,121 million, mainly due to a Ch$ 2,155 reduction in the level of bond debt due to the Ch$ 3,944 million impact of the appreciation of the Chilean Peso – US Dollar exchange rate, partially compensated by the Ch$ 1,789 million impact of the greater price adjustment of the Unidad de Fomento. The above, in addition to the Ch$ 7,360 million reduction of hedging and non-hedging derivative liabilities and the Ch$ 605 million financial leasing liabilities reduction.

• 17 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

❖  Other non-current provisions increase Ch$ 1,738 million, mainly explained by the increase of provisions related to legal claims for Ch$ 1,082 million, and dismantling obligations related to San Isidro and Bocamina II power plants that belong to Enel Generación Chile Group for Ch$ 655,742 million.

❖  Deferred tax liabilities decrease Ch$ 643 million, mainly related to fixed asset depreciation tax deferrals amounting to Ch$ 3,189 million offset by others for Ch$ 3,832 million.

Total Equity amounted to Ch$ 3,636,525 million, as of March 31st, 2017 and is explained below:

•         Equity attributable to shareholders of Enel Chile amounted to Ch$ 2,876,785 million, comprised of the following: Issued capital for Ch$ 2,229,109 million, Retained earnings for Ch$ 1,685,998 million that includes the Ch$ 116,623 million profit for the quarter ended March 311, 2017 and dividends for Ch$ 144 million, offset by lower other reserves amounting to Ch$ 1,038,322 million originating from the division of the Companies. Other reserves are comprised of (i) lower cash flow hedge reserves for Ch$ 78,004 million, (ii) lower other comprehensive income available for sale amounting to Ch$ 969,740 million, which includes taxes paid in Peru related to the division of Enel Generación Chile and Enel Distribución Chile which amounted to Ch$ 90,275 million. The above was offset by other reserves amounting to Ch$ 9,411 million.

•         Equity attributable to non-controlling shareholders amounted to Ch$ 759,740 million, which includes the initial Ch$ 699,602 million balance and the transactions booked throughout the three month period ended March 31, 2017, related to the Ch$ 62,300 million net income of the period. The aforementioned was offset by other comprehensive income amounting to Ch$ 1,073 million and other changes for Ch$ 1,089 million.

• 18 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The performance of main financial ratios is the following:

RATIO		Unit	Mar-17	mar-16(***)	Change	Change (%)

Liquidity	Liquidity	Times	1.41	1.09	0.32	28.9%
	Acid-test *	Times	1.33	1.00	0.33	32.9%
	Working capital	Million Ch$	273,335	73,808	199,527	270.3%
Leverage	Leverage	Times	0.51	0.65	(0.14)	(21.2%)
	Short-term debt	%	36.4%	37.7%	(1.3%)	(3.3%)
	Long-term debt	%	63.6%	62.3%	1.3%	2.0%
	Financial expenses coverage**	Times	18.44	103.28	(84.8)	(82.1%)
Profitability	Op. income / Op. Revenues	%	21.8%	24.9%	(3.1%)	(12.6%)
	ROE	%	4.1%	3.8%	0.2%	5.8%
	ROA	%	3.3%	2.8%	0.5%	18.4%

(*) Current assets net of Inventories and prepayments)
(**)  EBITDA / Financial expenses
(***) For year 2016, three months are considered for comparison purposes.

•         The current ratio as of March 31, 2017 reached 1.41 times, which represents a 28.9% increase when compared to March 31st, 2016. Enel Chile Group enjoys a solid liquidity position which allows it to cover its short-term liabilities with current assets.

•         Acid test or quick ratio, as of March 31, 2017, was 1.33 times, which represents a 32.9% increase when compared to March 31, 2016 explained by the increase in cash and cash equivalents.

•         Working capital, as of March 31, 2017, amounted to Ch$ 273,335 million, calculated as the remaining current assets after subtracting all current liabilities and the quarters figure is mainly explained by the increase in cash and cash equivalents.

•         The debt ratio was 0.51 times, as of March 31, 2017, which means that the level of commitment of Enel Chile was 0.51 times at the end of the period.

•         The financial expense coverage ratio for the three month period ended on December 31, 2017 was 18.44 times, which represents an 82.1% reduction equal to 84.8 times, when compared to the previous year. This ratio indicates the ability to cover all financial expenses with the EBITDA obtained during the period.

•         The profitability index, calculated by dividing operating income by operating revenues, declined 3.1% when compared to the previous year, reaching 21.8% as of March 31, 2017 due to lower operating income this period.

•         Return on equity of the owners of the controlling shareholder increased 0.2% when compared to the previous year reaching 4.1% as of March 31, 2017.

•         Return on assets increased 0.5% when compared to the previous reaching 3.3% as of March 31, 2017.

MAIN CASH FLOWS

• 19 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The net cash flow of Enel Group Chile for the three month period ended March 31st, 2017 reached a positive Ch$ 105,806 million, which represents a Ch$ 94,976 million increase when compared to the previous year. The main factors that explain this cash flow, classified as either operating, investing, or financing activities are presented below:

Net Cash Flow			Change	Change
	Mar-17	Mar-16		%
	(Million Ch$)

From Operating Activities	149,164	(92,480)	241,644	261.3%

From Investing Activities	27,311	(14,940)	42,251	282.8%

From Financing Activities	(70,669)	100,710	(171,379)	(170.2%)

Total Net Cash Flow	105,806	(6,710)	112,516	1676.8%

Net cash flow from operating activities amounted to a positive Ch$ 149,164 million for the three-month period ended March 31, 2017, which represents a 261.3% increase when compared to March 2016. This cash flow comes primarily from collections from the sales and other revenue amounting to Ch$ 770,494 million, cash inflows from insurance policy premiums and services, annuities and other benefits for Ch$ 103 million and cash from other operational sales and services for Ch$ 343 million and other cash inflows for Ch$ 296 million, which were partially offset by cash outflows related to (i) Payments to supplier of goods and services for Ch$ 500,202 million; (ii) payments to and behalf of employees for Ch$ 39,245 million; (iii) income tax payments for Ch$ 31,227 million; (iv) other operating payments for Ch$ 37,311 million (v) insurance premiums for Ch$ 14,086 million.

Due to the corporate restructuring that took place the previous year, as of March 31st, 2016, Ch$ 130,728 million were paid as taxes in Peru.

Net cash flow from investing activities amounted to Ch$ 27,311 million for the three month period ended March 31, 2017, which represents a 282.8% increase when compared to March 2016 mainly comprised by (i) other cash receipts related to the sale of equity or other company’s debt including the sale of the interest in Electrogas for Ch$ 115,083 million; (ii) interest payments received amounting to Ch$ 1,964 million; (iii) dividends received from associate companies for Ch$ 90 million, and (iv) other cash inflows for Ch$ 4 million. These cash inflows were offset by (i) acquisition od property, plants, and equipment for Ch$ 86,200 million; (ii) capital contributions to HidroAysén for Ch$ 1,836 million; and (iii) payments related to derivative future and swap contracts for Ch$ 1,795 million.

Net cash flow from financing activities amounted to a negative Ch$ 70,669 million for the three month period ended March 31, 2017, which represents a 159.8% increase when compared to March 2016. This cash flow is comprised by (i) Ch$ 4,249 million in loan repayments; (ii) Ch$ 62,043 million in dividend payments, of which Ch$ 22,585 million paid to the related parties;(iii) Ch$ 8,010 million in interest payments;(iv) Ch$ 438 million in financial leasing liability payments, and (v) Ch$ 175 million in other cash disbursements.

• 20 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

The following table presents the cash disbursements related to additional property, plants and equipment and its depreciation for the three month period ended March 31, 2017.

INFORMATION FOR ASSETS AND EQUIPMENTS BY COMPANY
3 MONTHS ENDED MARCH 31, 2017
(Million Ch$)

Company	Payments for Additions of Fixed Assets		Depreciation
	Mar-17	mar-16(*)	Mar-17	mar-16(*)
Enel Generación Chile and subsidiaries	64,544	71,740	30,193	32,420
Enel Distribución Chile and subsidiaries	20,651	56,766	7,853	6,614
Other subsidiaries non related with generation and distribution business	1,005		232	90
Total Consolidated ENEL CHILE	86,200	128,506	38,278	39,124

 (*) Refers to the three-month period ended March 31, 2017 and 2016, for comparative purposes.

The most relevant cash outflows in the generation business respond to maintenance and investment in power plants that amounted to Ch$ 64,544 million. In the distribution business, main investments included network extensions and network operational optimization to increase the level of efficiency and service quality which amounted to Ch$ 20,651 million as of March 31, 2017.

• 21 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

MAIN RISKS ASSOCIATED WITH THE ACTIVITY OF ENEL CHILE S.A. GROUP

The Group’s activities are subject to a broad set of governmental regulations, and any changes in them could affect their operations, economic situation and operating income.

The Group’s operating subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in Chile. Consequently, the introduction of new laws or regulations, or the modification of current laws and regulations currently, could affect their operations, economic situation and operating results.

These new laws or regulations, on occasion, modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the Group’s future income.

The Group’s operations are also subject to wide-ranging environmental regulations that Enel Chile continuously meets. Eventual modifications introduced to such regulations could affect its operations, economic situation and operating income.

Enel Chile and its operating subsidiaries are subject to environmental regulations which, among other things, require the preparation and submission of Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Chile cannot guarantee that:

➢  Public authorities will approve such environmental impact studies;

➢  Public opposition will not lead to delays or modifications to any proposed project;

➢  Laws or regulations will not be modified or interpreted in a manner that leads to increased expenses or that might affect the Group’s operations, plants or plans.

The Group’s commercial operations have been planned in order to mitigate possible impacts as a result of changing hydrological conditions.

The operations of Enel Chile Group include hydroelectric generation, and therefore, depend on actual hydrological conditions throughout a broad geographical area where the Group’s hydroelectric generation facilities are located. Should the hydrological conditions lead to droughts or other conditions that might negatively affect hydroelectric generation, our results could be adversely affected, which is why Enel Chile has established, as an essential part of its business policy, to refrain from contractually committing 100% of its generation capacity. At the same time, the electricity business is also affected by meteorological conditions, such as temperatures, that affect consumption. Our margins may be affected by weather conditions depending on the different climate conditions.

The financial situation and the results of our operations may be negatively affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

• 22 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Risk Management Policy

The companies of the Enel Group in Chile are exposed to certain risks managed through the application of identification, measurement, concentration limits and supervision systems.

Some of basic principles defined by the Group when setting their risk management policy include the following:

-       Comply with good corporate governance standards.

-       Strictly comply with all of the Group’s regulatory systems.

-       Each business and corporate area must define:

I. The markets in which it can operate based on the knowledge and skills that would ensure effective management of the risk.

II. Criteria of counterparts.

III. Authorized operators.

-       For each market in which they operate, business and corporate areas establish their risk adversity within the defined strategy.

-       All corporate areas and business operations are carried out within the limits approved in each case.

-       Business, corporate areas, lines of business and companies establish risk management controls to guarantee that transactions in the markets are carried out pursuant to the policies, standards and procedures of Enel Chile.

Interest Rate Risk

Interest rate variations modify the fair value of interest bearing at a fixed rate assets and liabilities, as well as future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure balance that would enable to minimize debt costs while reducing Income Statement volatility.

The debt structure according to interest rate, measured as the percentage of fixed debt and/or protected above total gross debt, stood at 92% as of March 31, 2017 and December 31, 2016.

• 23 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are carried out via contracting derivatives to mitigate such risks.

Foreign Exchange Rate Risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-       Debt contracted by the Group’s companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made for material purchases associated to projects and payment of corporate insurance policy premiums in currencies other than those in which their cash flows are indexed.

-       Income of the Group’s companies directly linked to the fluctuation of currencies other than the currency of their own cash flows.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Chile Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows and the level of assets and liabilities denominated in such currency. The aim is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used to comply with the policy are foreign exchange forwards and currency swaps.

Commodity Risk

The Enel Group in Chile is exposed to the risk of price variations of certain commodities, primarily the following:

-       Fuel purchases for the process of electricity generation.

-       Purchase and sale of energy carried out in the  local market.

In order to reduce the risk under extreme drought conditions, the Group has designed a policy that defines sale commitment levels in line with the capacity of its generating facilities during a dry year, by including risk mitigation clauses in some contracts with unregulated clients and, in the case of regulated clients subject to long-term tender processes, by establishing indexing polynomials to reduce commodity exposure.

In consideration of the operational conditions Chile is facing in the electricity generation market and the drought and commodity price volatility in international markets, the Company is continuously reviewing the convenience of hedging the impact of these price variations on its income. As of March 31, 2017 there were swap operations in place for 2.8 million barrels of Brent oil to be settled between April and November 2017, Henry Hub gas for 13 million MMBTU to be settled between April and September 2017 and API2 coal for 400 kton to be settled between October and November 2017. As of March 31, 2016, there were swap operations in place for 3 million barrels of Brent oil to be settled between January and November 2017 and Henry Hub gas for 3 million MMBTU to be settled between January and September 2017.

• 24 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

According to the operating conditions that are updated permanently, these hedges may be amended, or include other commodities.

Liquidity risk

The Group maintains a liquidity policy that consists of contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the forecast needs in a given period which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned forecast needs include maturities of net financial debt, that is to say, net of financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives see Notes 18, 20 and Annex 4.

As of March 31, 2017, the liquidity of the Enel Group Chile was of ThCh$ 355,878,241 in cash and cash equivalents and ThCh$ 208,186,085 in committed long-term lines of credit. As of December 31, 2016, the liquidity of Enel Group Chile of ThCh$ 245,999,192 in cash and cash equivalents and ThCh$ 342,827,047 in committed long-term lines of credit.

Credit risk

The Enel Chile Group continually monitors in depth all credit risks.

Commercial Accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this risk has historically been quite limited given that clients cannot accumulate significant amounts due to short collection terms. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in some contracts with unregistered clients, it is possible to cut off supply when there are payment defaults, and almost every contract includes non-payment as a reason for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as stated earlier, are quite limited.

In the case of our electricity distribution companies, such companies are authorized to cut off the supply in the case of non-payment by our clients in accordance with current regulations which helps to guarantee that amounts subject to credit risk evaluation and control process are also limited.

• 25 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Financial assets:

Cash surpluses are invested in top domestic and foreign financial institutions (as much as possible with a risk classification of investment grade or equivalent) with pre-established limits per entity.

Placements may be guaranteed by Chilean treasury bonds and/or bank effects issued by top-quality banks, preferring the latter since they offer better returns (always within the framework of our current placement policies).

Derivatives are contracted with highly solvent entities, either national or foreign, so that all operations are contracted with investment grade institutions.

Risk Measurement

The Enel Chile Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk taken on by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-       Financial Debt

-       Derivatives for debt hedging.

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within the period of three months and with 95% certainty. To that effect, we have studied the volatility of the risk variables that affect the value of the positions portfolio in relation to the Chilean peso which includes:

-       The US$ Libor rate of interest.

-       The exchange rates of the different currencies involved in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly changes.

Considering the assumptions described above, the Value at Risk at one quarter out of the foregoing positions corresponds to ThCh$ 72,553,568.

• 26 •

PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

This value represents the potential increase of the debt and derivatives portfolio, therefore this value at Risk is intrinsically related, amongst other factors, with the value of the portfolio at the end of each quarter.

Other Risks

As of March 31, 2017 Enel Chile stand alone has no financial debt, therefore, is no subject to cross-default provisions. Nevertheless, as is common practice in bank credit facilities and capital market operations, a portion of our subsidiay Enel Generación Chile's financial debt, is subject to cross-default provisions. If certain non-payments are not corrected, a cross default could result and certain liabilities of Enel Generación Chile could eventually become enforceable.

Non-payment – after any applicable grace period – of Enel Generación Chile’s debts, with an outstanding balance exceeding the equivalent of US$ 50 million, and whose amount past due also exceeds the equivalent of US$ 50 million, could lead to the acceleration of the international credit lines, of which one signed in February 2016 was disbursed. Furthermore, this credit lines contains provisions under which certain events other than non-payment, in the Enel Generación Chile, such as bankruptcy, insolvency proceedings, and adverse judicial sentence rulings for an amount greater than US$ 100 million, and expropriation of assets, among others, could lead to the acceleration of this debt.

Additionally, non-payment – after any applicable grace period – for any debt of Enel Generación Chile or any of its Chilean subsidiaries, with a principal amount that exceeds US$ 30 million, or its equivalent in other currencies, could lead to the acceleration payment of its Yankee Bonds. In the specific case of the Yankee bond issued in April 2014, maturing in 2024, the threshold is US$ 50 million, or its equivalent in other currencies.

Lastly, in the case of Enel Generación Chile’s local bonds and credit lines, acceleration is only triggered by the issuer’s or debtor default, namely Enel Generación Chile S.A., and not referring to its subsidiaries. In the case of local bonds, the cross-default may be triggered in cases where the amount in arrears exceeds US$ 50 million in a single debt, or its equivalent in other currencies. In the case of local line, the cross-default is triggered if the amount in default on a debt exceeds US$ 50 million or its equivalent in other currencies and also additional conditions such as the end of grace periods are met. This line has not been disbursed.

There are no credit-agreement clauses stating that changes in the corporate or debt rating of Enel Generación Chile, performed by credit-rating agencies, would result in the need to make prepayments of debt.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following are the most important assets:

Property, plant, and equipment are valued at their acquisition cost, net of the corresponding accumulated depreciation, and impairment losses. The property, plant, and equipment, net of their residual value, depreciate by distributing the cost of their different components linearly over the years of the estimated life of the asset, which is the period in which the companies expect to use them. The estimated life of the asset is revised periodically.

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PRESS RELEASE CONSOLIDATED FINANCIAL STATEMENTS OF ENEL CHILE GROUP MARCH 31, 2017

Goodwill (lower value of investments or commercial funds) generated in the consolidation, represents the excess acquisition cost over the Group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling, identifiable shareholdings in a subsidiary, as of the date of acquisition. Goodwill is not amortized, but at the end of each accounting period an estimation of any impairment that might reduce its recoverable value to an amount below the recorded net cost is calculated, in which case an adjustment is made for the impairment. For additional information see Note 3.e. of the Financial Statements.

Throughout the year and, primarily at its closing date, an evaluation is carried out to determine whether any asset might have suffered an impairment loss. In the event that there is an indication of such loss, an estimate of the recoverable value of such asset is made to determine the amount of the impairment. In the case of identifiable assets that do not generate cash flows independently, an estimate is made of the recoverable amount of the cash-generating unit to which the asset belongs, which is considered to be the smallest group of assets that generate cash inflows independently.

Assets denominated in a foreign currencies are presented at the exchange rate prevailing at the end of the period.

Accounts and notes receivable from related companies are classified according to their maturity in short-term and long-term. Transactions comply with conditions prevailing in the market.

In summary, asset values are determined according to the International Financial Reporting Standards whose criteria are included in Notes No. 2 and 3 of the Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Nicola Cotugno
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Title: Chief Executive Officer

Date: May 5, 2017